SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM U-1
                    APPLICATION/DECLARATION
                           UNDER THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ________________________________

                Great Plains Energy Incorporated
               Kansas City Power & Light Company
           Great Plains Energy Services Incorporated*
                       1201 Walnut Street
                     Kansas City, MO 64106

            Wolf Creek Nuclear Operating Corporation
                      1550 Oxen Lane N.E.
                          P.O. Box 411
                   Burlington, KS 66839-0411

   (Names of companies filing this statement and addresses of principal executive offices)
               _________________________________

                Great Plains Energy Incorporated

  (Name of top registered holding company of each applicant or declarant)

                _______________________________

                      Bernard J. Beaudoin
  Chairman of the Board, President and Chief Executive Officer
                Great Plains Energy Incorporated
                       1201 Walnut Street
                     Kansas City, MO 64106
                 ______________________________

   The Commission is requested to mail copies of all orders,
              notices and other communications to:


William G. Riggins, Esq.
General Counsel
Great Plains Energy
  Incorporated
1201 Walnut Street
Kansas City, MO 64106

____________

*To be formed upon approval of the Commission


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ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTIONS

A.   INTRODUCTION AND GENERAL REQUEST

     1.  GENERAL

     Pursuant to the Commission's Order Authorizing Corporate Reorganization and Financing Transactions; Reservation of Jurisdiction (the "Order"), dated September 7, 2001 (HCAR 27436), on October 1, 2001, Great Plains Energy Incorporated ("GPE") and Kansas City Power & Light Company ("KCPL") consummated an Agreement of Merger and Reorganization (the "Reorganization") that resulted in GPE becoming a holding company over KCPL, Great Plains Power Incorporated and KLT Inc.

     Prior to the Reorganization, KCPL provided to certain of its subsidiaries services such as accounts payable, information technology, investor relations, legal, office space and other general administrative and support services. In their U-1 Application/Declaration seeking authorization for the Reorganization, the applicants stated that KCPL was then in the process of evaluating the most economical and effective manner of providing support services to affiliate companies following the Reorganization, and that KCPL intended to file with the Commission not later than April 30, 2002, an application/declaration seeking authority to create a service company and to implement the final support service structure for the Great Plains Energy system.

     The Order (at pages 15-16) noted KCPL's intention to file an application/declaration seeking authority to create a service company ("Future Service Company Application") and to implement the final support service structure for the GPE holding company system. The Order authorized KCPL and the nonutility subsidiaries, until the Future Service Company Application is made effective, to provide support services on an interim basis, as well as sell goods, to each other and to GPE consistent with current practice (as well as services and goods of a substantially similar nature) (the "Interim Period").

     2.  GENERAL REQUEST

     This Application/Declaration seeks the authorization and approval by the Commission with respect to the provision of intra-system services and goods following the expiration of the Interim Period, pursuant to Section 13 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and the

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Rules thereunder.  Specifically, GPE requests that the Commission approve the designation of Great Plains Energy Services Incorporated ("GPES") as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and the Service Agreement (as defined below) and find that GPES is so organized and will conduct its operations so as to meet the requirements of Section 13 of the Act and the Commission's Rules under the Act. GPE also requests authority, to the extent not exempted under Rules 81 and 87, for its subsidiaries to provide certain services and goods among themselves, as more fully described below.

B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION

     GPE is a registered holding company under the Act. GPE currently has three direct subsidiaries: KCPL, KLT Inc. and Great Plains Power Incorporated ("GPP"). KCPL is the only public utility company in the GPE system, and provides electricity at retail in portions of Kansas and Missouri and at wholesale.
GPE's direct and indirect utility and nonutility subsidiaries are referred to in this Application/Declaration individually as a "Subsidiary" and collectively as "Subsidiaries".

     GPE proposes to create GPES as a direct, wholly-owned subsidiary of GPE. GPES, as a subsidiary service company, will enter into service agreements (each a "Service Agreement") with GPE, KCPL, KLT Inc., and certain other subsidiaries, associates and affiliates of associates (subsidiaries, associates and affiliates of associates who execute Service Agreements are referred to as "Clients"). A copy of the proposed form of the Service Agreement and the proposed form of Great Plains Energy Services Incorporated Service Agreement Procedures are filed as Exhibits B-1 and B-2, respectively.(1) Following the Commission's authorization, GPES will provide the Clients with a variety of administrative, management, environmental and support services, either directly or through agreements with associate or non-associate companies, as needed.

     It is anticipated that GPES will be incorporated as a Missouri corporation and have a minimal equity capitalization -
not more than 1,000 shares with total equity capital of not more

____________

(1) The Service Agreement between GPES and KCPL must be filed with the Kansas Corporation Commission (the "KCC") to be effective, pursuant to K.S.A. 66-1402. No KCC approval is required for the Service Agreement to be effective; however, the KCC may, after hearing, disapprove the agreement if it finds the agreement is not in the public interest.

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

than $10,000. It is anticipated that GPES will finance its business through the issuance of debt securities exempted under Rule 52(b) to associate companies or unaffiliated parties, or as otherwise authorized by the Act, Rules and Commission orders.

C.  INTRA-SYSTEM PROVISION OF SERVICES

1.   GPES

     In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the GPE system will be consolidated and provided, either in whole or in part, through GPES. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level, with GPES offering system-wide coordination and strategy, compliance, oversight and other services where economies can be captured by the centralization of services. In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of service may be offered by GPES, through departments that will be established following its formation and that may offer more than one class of services, to system companies.(2) These classes are grouped into two categories: corporate services and shared services. Clients will be required to take the services in the first category; Clients may choose which services to take in the shared services category, subject to the terms and conditions of the Service Agreement.

          A.   CORPORATE SERVICES

               1.   CORPORATE SECRETARY

               These services include maintaining corporate documents; preparing and filing all documents necessary to maintain the corporate existence of Clients; and preparing and filing all necessary documents with the Securities Exchange Commission


____________

(2) These classes of services, with a more detailed explanation of each service, are contained in Appendix A to the Service
Agreement, Exhibit B-1.


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               2.   CORPORATE ETHICS & GOVERNANCE

               These services include developing and
               administering strategies that create a work climate of high ethics and respect for others.

               3.   LEGAL LIABILITY ASSESSMENT AND PUHCA

               These services include corporate liability assessment of contracts and agreements and legal services respecting matters under the Act.

               4.   EXECUTIVE BENEFITS

               These services include supplemental benefits to the executives of GPE and its Subsidiaries.

               5.   INTERNAL AUDITS

               These services include the identification, review, and prioritization of corporate risks, controls, and governance processes.

               6.   INVESTOR RELATIONS

               These services include responses to investor inquiries (current and potential) and to the financial analyst community and monitoring and maintaining of all GPE stock records.

               7.   CORPORATE COMMUNICATIONS

               These services include the preparation and dissemination of information to associates, customers, governmental agencies, communities and the media.

               8.   CORPORATE FINANCE

               These services include recommending, coordinating and administering of all financial decisions affecting GPE and its Subsidiaries, including capital structure, financings, investments and dividends; manages system-wide risk.

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               9.   EXTERNAL REPORTING

               These services include development and reporting of the GPE system's external financial filings.

               10.  EXECUTIVE SERVICES

               These services include executive management, service on Client boards of directors and general administrative services.

               11.  ENVIRONMENTAL SERVICES

               These services include managing, monitoring, and providing guidance on compliance with all environmental legislation and regulations;
               developing and recommending environmental programs; performing remediation; and obtaining required environmental permits.

               12.  CORPORATE SECURITY SERVICES

               These services include developing and monitoring associate, physical asset, and information technology security policies and standards.

               13.  GOVERNMENTAL AFFAIRS SERVICES

               These services include providing legislative support and guidance on governmental matters.

               14.  COMMUNITY RELATIONS

               These services include coordinating and monitoring corporate contributions and corporate volunteer programs.

               15.  CORPORATE ACCOUNTING SERVICES

               These services include the provision of accounting guidance, properly recording all known financial transactions in the period incurred, and providing and maintaining accounting systems, including book and tax property systems, with adequate and accessible detail to provide sufficient reporting.

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               16.  CORPORATE DEVELOPMENT AND STRATEGIC
                    PLANNING

               These services include resource planning and business analysis services, strategic planning, assisting GPE and its Subsidiaries to develop business plans and actions, consulting services related to cost reduction opportunities, strategic acquisitions and investments, and process enhancements to GPE and its subsidiaries.

               17.  TAX SERVICES

               These services include managing all GPE and Subsidiary tax issues, the preparation and filing of all federal, state and local tax returns, and the accounting for such taxes.

               18.  CORPORATE BUDGETING

               These services include creating, coordinating, analyzing, and revising all capital and operating budgets for GPE and its Subsidiaries.

               19.  INSURANCE SERVICES

               These services include managing the insurance programs of GPE and its Subsidiaries.

               20.  LEADERSHIP SERVICES

               These services include identifying and developing talent throughout the GPE system.

               21.  DIVERSITY SERVICES

               These services include the promoting of equity and fairness throughout the GPE system.

               22.  ASSOCIATE SERVICES

               These services include employee issue resolution services.

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          B.   SHARED SERVICES

               1.   ASSOCIATE BENEFITS SERVICES

               These services include developing, designing and administering associate benefit programs.

               2.   ASSOCIATE RELATIONS SERVICES

               These services include negotiating union labor contracts, advising on labor contract compliance, facilitating the associate selection process (union and non-union positions), and administering skills testing.

               3.   ASSOCIATE COMPENSATION SERVICES

               These services include designing and administering compensation programs (base salary and incentive plans) and maintaining the associate master information file.

               4.   ASSOCIATE COMMUNICATION SERVICES

               These services include providing information to associates.


               5.   EMPLOYMENT INVOLVEMENT SERVICES

               These services include facilitating associate participation in work teams, committees, task forces, future search teams, and decision making.

               6.   ASSOCIATE TRAINING SERVICES

               These services include developing and
               administering technical, job performance, and associate development skills training.

               7.   SAFETY & MEDICAL SERVICES

               These services include providing information, education and training for associates to comply with governmental regulations and corporate policy, providing electrical safety information

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

	       to the public, providing medical services for treatment of associates sustaining work related injuries and illnesses and administering physical exams.

               8.   MAIL SERVICES

               These services include mail receipt, sorting and delivery service.

               9.   DOCUMENT PROCESSING SERVICES

               These services include document publishing and document distribution services, graphic design capabilities and design, layout and production of signage and posters.

               10.  FACILITY SERVICES

               These services include operating, maintaining, leasing and subleasing facilities and maintaining building grounds and equipment at acceptable and approved industry standards.

               11.  LEGAL SERVICES

               These services include client contract and procedural review and negotiation, litigation, bankruptcy and collection, regulatory, employment and labor relations, and other legal services.

               12.  SECURITY SERVICES

               These services include personal and physical security services including facilities, property ingress/egress, investigations, and background checks.

               13.  PURCHASING SERVICES

               These services include processing requisitions for stock and non-stock materials, labor and contractors requested by Clients; negotiating material and contract labor contracts, disposition of obsolete assets, and managing business credit card programs.

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               14.  OPERATIONAL AUDIT SERVICES

               These services include consulting services focusing on efficiency, effectiveness and economy, assistance in designing control systems, and related business planning.

               15.  TELECOMMUNICATION SERVICES

               These services include monitoring and operating the wide area network infrastructure, voice and data networks, telephone services, and broadcast teleconferencing services.

               16.  NETWORK SERVICES

               These services include providing internet, intranet, and extranet support and services, web-enablement support and electronic messaging and calendaring support.

               17.  MAPPING & DRAFTING SERVICES

               These services include creating, revising, and maintaining maps, drawings, or blueprints related to generating stations, transmission substations and systems and the distributions systems, and maintaining general office structure documents.

               18.  IT SYSTEM DELIVERY SERVICES

               These services include user system support, maintaining computer systems and developing new computer applications.

               19.  IT SYSTEM OPERATION SERVICES

               These services include designing and managing local area networks, procuring and supporting desktop devices, managing data center, providing bill insert service, help desk support and database hardware and software operating systems monitoring and support.

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               20.  INFRASTRUCTURE SERVICES

               These services include planning, designing, procuring, building, deploying, supporting, troubleshooting, operating and maintaining servers, middleware, and networks.

               21.  ACCOUNTS PAYABLE SERVICES

               These services include the processing of vendor payments and the coordination and resolution of vendor inquiries.

               22.  PAYROLL SERVICES

               These services include processing all wage and labor related payments to active associates, including the withholding and deposit of all applicable Federal, State and Local associate and employer taxes, and preparing associate W-2's.

               23.  CUSTOMER BILLING SERVICES

               These services include printing and mailing of bills to Clients' customers.

               24.  CASHIER SERVICES

               These services include processing Clients' customer payments, handling exception items, including returned checks, and handling the printing of Client checks.

               25.  CASH MANAGEMENT SERVICES

               These services include managing funds and liquidity for Clients.

               26.  CONTRACT MANAGEMENT SERVICES

               These services include negotiating and managing intra-system agreements and agreements between
               Clients and third parties.

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               27.  ACCOUNT MANAGEMENT SERVICES

               These services include administering and managing
               Service Agreements.

               28.  INVOICING/CHARGE-BACK SERVICES

               These services include developing, recommending and implementing processes to appropriately bill
               Clients for the various services rendered.

     Applicants wish to note that no core public utility operations or functions will be initially performed by GPES. There is only one public utility - KCPL - currently in the GPE system, and it is anticipated that no economies would be realized by transferring these functions and related personnel to GPES at this time. Changes to the scope or character of the services to be rendered by GPES shall be done pursuant to the Act and its regulations.

     As compensation for the services to be rendered under the Service Agreements, Clients shall pay to GPES all costs which reasonably can be identified and related to particular services performed by Service Company for or on their behalf. All charges for services shall be distributed among Clients, to the extent possible, based on direct assignment. The amounts remaining after direct assignment shall be allocated among the Clients using the allocation methods set forth in Appendix B of the Service Agreement, Exhibit B-1. Thus, charges for all services provided by GPES to its affiliated utility company and non-utility companies under the Service Agreements will be on an "at cost" basis as determined under Rules 90 and 91 of the Act. In addition, Applicants are requesting that GPES and nonutility subsidiaries be authorized to enter into other agreements to provide construction, goods and services to certain associate companies at their market value, as described in Section C.3. of
Item 1, below.

     It is anticipated that GPES will be staffed primarily by transferring personnel from KCPL. GPES's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems. GPES's billing system will use the "Uniform System of Accounts for Mutual Service Companies", established by the Commission for holding company systems, as may be adjusted to use the FERC uniform system of

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accounts.  Exhibit B-2 contains the proposed procedures to be used in implementing and administering the Service Agreements.

     It is also anticipated that, coincident with the transfer of personnel to GPES, KCPL will transfer to GPES a small amount of tangible personal property, comprised of leasehold improvements and general office equipment, which will be used by GPES in providing services to its Clients. Certain enterprise-wide capitalized software costs will also be transferred to GPES. The net book value of the property proposed to be transferred to GPES is approximately $4.9 million.(3) GPES will pay to KCPL the net book value of the property, pursuant to Rule 90. The payment may be in the form of cash or a promissory note bearing interest at the effective cost of capital of KCPL.(4) The proposed transfer of personal property by KCPL to GPES is subject to the approval of the Missouri Public Service Commission.(5)

     KCPL is currently the lessee of certain office space, computer hardware, other office equipment and vehicles, and is the licensee under certain software license agreements. It is anticipated that GPES, and perhaps other Subsidiaries, will occupy portions of the leased office space and will use portions of the leased computer hardware, office equipment and vehicles. Further, GPES, and perhaps other Subsidiaries, will also use portions of software currently licensed by KCPL. Applicants anticipate that, to the extent reasonably allowable under these leases and licenses, GPES will be substituted for KCPL as the lessee or licensee, as applicable.(6) GPES would then sublease or otherwise provide, at cost, office space, computer hardware, other office equipment and vehicles, and software to itself, GPE, KCPL and Subsidiaries. GPES may, in the future, enter into various leases, licenses or other arrangements where such leases, licenses or other arrangements will pertain to more than a single
company in the GPE system.   GPES will charge each affected
associate company for the cost thereof pursuant to the Service Agreement and the Commission's rules.

____________

(3) Applicants believe that none of the property proposed to be transferred constitutes "utility assets" as defined by Section 2(18) of the Act. To the extent the property constitutes "goods" of KCPL, the transfer is permitted by Rule 87(b)(4).
(4)  Rule 52(b).
(5)  Section 393.190, RSMo.
(6) In certain situations in which KCPL is the predominant user of the leased or licensed items, KCPL may remain the lessee and licensee and provide a portion of the leased or licensed items to GPES and other Subsidiaries. See Section C.2.a. of Item 1, below.

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     No change in the organization of GPES, the type and
character of the companies to be serviced, the methods of allocating cost to Clients, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until GPES shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify GPES within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder then the proposed change shall not become effective unless and until GPES shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Rule 88(b) provides that "(A) finding by the commission that a subsidiary company of a registered holding company . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90]), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on Form U-13-1. See UNITIL CORP., 51 SEC Docket 562 (April 24, 1992); CINERGY CORP., 57 SEC Docket 2353 (October 21, 1994). The Order as well contemplates that an application/declaration would be filed by GPE seeking authority to create a service company (Order at 15). In this Application/Declaration, GPE has submitted substantially the same application information as would have been submitted in a Form U-13-1.

     Accordingly, it is submitted that it is appropriate to find that GPES will be so organized and shall be so conducted as to meet the requirements of Section 13(b) of the Act, and that the filing of a Form U-13-1 is unnecessary or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

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     2.   SERVICES, GOODS AND ASSETS INVOLVING KCPL

          A.   GENERALLY

     KCPL, currently the only public utility in the GPE system, may provide to associate companies services incidental to its utility business, including but not limited to leases or subleases of office or other space with associate companies, services of personnel with specialized expertise and usage of KCPL's integrated voice and data communications system. In addition, to the extent that current leases, licenses and other arrangements respecting goods and services used by KCPL and one or more associate companies cannot be reasonably transferred to GPES, or in situations in which KCPL is the predominant user of such goods and services, KCPL may make available a portion of the associated goods and services to associate companies through leases, licenses or similar arrangements. All such goods and services will be provided to associate companies in accordance with Rules 87, 90 and 91. To the extent such matters do not fall within the exception provided in Rule 87(a)(3), Applicants request authorization for KCPL to engage in such activities.

     Further, KCPL leases certain utility assets, such as transmission facilities and railcars, and has entered into lease arrangements for five combustion turbines, as authorized in the Order and described in the underlying application/declaration.

          B.   WOLF CREEK NUCLEAR OPERATING CORPORATION

     Wolf Creek Nuclear Operating Corporation ("WCNOC"), a nonutility subsidiary of KCPL, provides operation, maintenance, repair and decommissioning services at cost solely as agent for the owners of Wolf Creek Generating Station.(7) WCNOC has been providing these services to the owners since 1987 pursuant to a certain Wolf Creek Generating Station Operating Agreement dated April 15, 1986, attached hereto as Exhibit B-3 (the "Operating Agreement"). The Operating Agreement provides (in Section 4.02) that all of the services rendered by WCNOC will be at actual cost without profit.

     Further, the owners of Wolf Creek Generating Station may
from time to time provide services and goods to WCNOC pursuant to a General Support Services Agreement dated January
____________

(7)  KCPL holds an undivided 47% ownership interest in Wolf Creek
Generating Station, and 47% of the voting securities of WCNOC.

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1, 1987, and an Emergency Plan Support Services Agreement dated
January 1, 1987, which are attached hereto as Exhibits B-4 and B-5, respectively. Goods and services provided to WCNOC pursuant to those agreements are provided at cost (which is defined to be direct cost plus percentage indirect cost adders for applicable fringe benefits and overheads).(8) These indirect costs adders are subject to periodic adjustment to reflect the actual costs of each owner providing such goods and services. Applicants believe these agreements conform to Rules 90 and 91.

     Pursuant to the Order, nonutility subsidiaries were authorized to provide goods and services to each other, and to KCPL, during the Interim Period. Applicants request authorization for WCNOC, as a nonutility subsidiary, to continue to provide goods and services to KCPL and the other owners of Wolf Creek Generating Station pursuant to these existing agreements. Applicants further request, to the extent not exempted under Rule 87(a)(3), authorization for KCPL to continue to provide goods and services to WCNOC pursuant to these existing agreements.

     WCNOC, KCPL and Kansas Gas and Electric Company (an owner of Wolf Creek Generating Station) also have entered into a Service Reciprocity Agreement dated June 20, 1986, providing for the recognition of pension service credits earned by employees who transfer to or from WCNOC, which is attached hereto as Exhibit B-
6. To the extent such agreement may be deemed jurisdictional, Applicants request authorization for KCPL and WCNOC to continue with such agreement.

          C.   LEASE OF EXCESS OFFICE SPACE OR OTHER NONUTILITY
               FACILITIES.

     KCPL may from time to time lease or sublease excess office space or other nonutility facilities to unaffiliated third parties. To the extent such matters are deemed jurisdictional, KCPL seeks authorization to engage in such activities.(9)

____________

(8) KCPL's provision of goods and services to WCNOC is incidental to its business as a public utility and thus is exempt under Rule
87(a)(3).
(9) See CENTRAL POWER & LIGHT COMPANY, HCAR 26408 (November 13,
1995).

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     3.   SERVICES, GOODS AND ASSETS INVOLVING NONUTILITY
          ASSOCIATE COMPANIES

     In the Order (pp. 12-13), existing and future intermediate subsidiaries of GPE were authorized to provide management, administrative, project development and operating services at fair market prices to certain classes of nonutility subsidiaries.

     Applicants hereby request that this existing authorization be expanded to allow GPES and all other nonutility Subsidiaries (whether or not such entities are intermediate subsidiaries of GPE) to enter into agreements to provide construction, goods or services to certain associate companies enumerated below at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) of the Act does not apply) under Section 13(b) from the cost standards of Rules 90 and 91.

     In recent decisions10, the Commission has approved such relief allowing "at market" pricing for substantially the following transactions, and Applicants request similar relief, if the client company is:

     (a) a FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

     (b) an EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCPL;

     (c) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively
          (i) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

__________

(10) See, e.g., EXELON CORP., Holding Co. Act Release No. 27256
(2000); NEW CENTURY ENERGIES, Holding Co. Act Release No. 27212
(2000); NISOURCE INC., Holding Co. Act Release no. 27265).

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     (d)  a domestic EWG or QF that sells electricity at rates
          based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not KCPL;
          or

     (e) a Rule 58 subsidiary or any other nonutility Subsidiary that (i) is partially-owned, directly or indirectly, by GPE, provided that the ultimate purchaser of such goods or services is not KCPL (or any other entity that GPE may form whose activities and operations are primarily related to the provision of goods and services to
          KCPL), (ii) is engaged solely in the business of developing, owning, operating and/or providing services or goods to nonutility Subsidiaries described in clauses (a) through (e) immediately above, or (iii) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

     In addition to the foregoing matters, the nonutility
Subsidiaries (excluding GPES) may provide to one another, and to GPE, GPES and KCPL, goods and services (including leases and subleases of office space and other nonutility property) in accordance with Rules 87, 90 and 91.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are anticipated to not exceed $50,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     Section 13 of the Act and Rules 88, 90 and 91 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

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ITEM 4.   REGULATORY APPROVALS.

     The Missouri Public Service Commission (the "MPSC") has jurisdiction over the transfer of assets by a public utility,
Section 393.190, RSMo. The MPSC has also enacted rules governing the transactions among utilities and affiliated companies, 4 CSR 240-20.015.

     Kansas law provides that no management, construction, engineering or similar contracts between a public utility and an affiliate shall be effective unless first filed with the Kansas Corporation Commission (the "KCC"), K.S.A. 66-1402. No KCC approval is required for such contracts to be effective; however, the KCC may disapprove such contract, after hearing, if it is found to not be in the public interest.

     Pursuant to stipulations approved by the MPSC and the KCC in Case No. EM-2001-464 and Docket No. 01-KCPE-708-MIS, respectively, KCPL is required to file with those agencies copies of all documents that must be filed with the Commission or FERC relating to the creation of GPES. KCPL also agreed to seek agreement with those agencies' staffs, and others, concerning an appropriate notification procedure to be utilized regarding the transfer of functions from KCPL to GPES. Further, KCPL and its affiliates agreed in those stipulations that they will not seek to overturn, reverse, set aside, change or enjoin a decision or order of those agencies which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge cost or allocation incurred or accrued by KCPL respecting a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Commission or was incurred pursuant to a contract, arrangement, agreement or allocation method that was filed with or approved by the Commission. Finally, the stipulations include a contingent jurisdictional stipulation regarding contracts between KCPL and its affiliate and associate companies, which shall apply in the exclusive event that a court invalidates a decision of these state agencies pertaining to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by KCPL on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Commission.

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

     GPE will file information on any action that may be taken by either the MPSC or the KCC with respect to these matters in an amendment to this Application/Declaration. Except as stated above, no state or deferral regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

     Applicants/declarants respectfully request the Commission issue and publish not later than May 15, 2002, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than June 1, 2002, by which comments may be entered and a date not later than June 15, 2002, as a date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

     Applicants/declarants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants/declarants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   EXHIBITS

A-1 Articles of Incorporation of Great Plains Energy Services Incorporated (to be filed by amendment)
A-2 Bylaws of Great Plains Energy Services Incorporated (to be filed by amendment)
B-1  Form of Service Agreement
B-2  Form of Service Agreement Procedures
B-3 Wolf Creek Generating Station Operating Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company, Kansas Electric Power Cooperative, Inc. and Wolf Creek Nuclear Operating Corporation, dated April 15, 1986.
B-4 General Support Services Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company and Kansas Electric Power Cooperative, Inc., dated January 1, 1987.

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

B-5 Emergency Plan Support Services Agreement among Kansas Gas and Electric Company, Kansas City Power & Light Company, Kansas Electric Power Cooperative, Inc. and Wolf Creek Nuclear Operating Corporation, dated January 1, 1987.
B-6 Service Reciprocity Agreement among Kansas City Power & Light Company, Kansas Gas and Electric Company and Wolf Creek Nuclear Operating Corporation, dated June 20, 1986.
F-1  Opinion of Counsel (to be filed by amendment)
F-2  Past Tense Opinion of Counsel (to be filed by amendment)
H-1  Form of Notice

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq.
Second, consummation of these transactions will not result in changes in the operations of GPE or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicants/declarants, no federal agency is preparing an environmental impact statement with respect to this matter.

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

                           SIGNATURES

      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106


/s/Bernard J. Beaudoin                   Date: April 19, 2002
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board,
         President and Chief Executive
         Officer

KANSAS CITY POWER & LIGHT COMPANY
1201 Walnut
Kansas City, MO 64106

/s/Bernard J. Beaudoin                   Date: April 19, 2002
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board,
         President and Chief Executive
         Officer

WOLF CREEK NUCLEAR OPERATING CORPORATION
1550 Oxen Lane N.E.
P.O. Box 411
Burlington, KS 66839-0411

/s/Otto L. Maynard                       Date: April 19, 2002
Name:    Otto L. Maynard
Title:   Chairman of the Board,
         President and Chief Executive
         Officer

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